UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

TABLE OF CONTENTS	Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-11
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	12
SIGNATURE	13
EXHIBIT INDEX	14

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
AGL Resources Inc. Retirement Savings Plus Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AGL Resources Inc. Retirement Savings Plus Plan (the “RSP Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management.

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the RSP Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 27, 2006

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments
Shares of AGL Resources Inc. common stock	$124,331,166	$125,300,835
Mutual funds	88,945,554	80,274,851
Common trust funds	24,927,656	21,391,495
Loans to participants	5,902,729	5,835,564
Total investments	244,107,105	232,802,745
Receivables
Employer contributions	245,152	59,048
Participant contributions	596,049	140,157
Due from broker	-	50,696
Total receivables	841,201	249,901
Net assets available for benefits	$244,948,306	$233,052,646

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

Additions
Additions to net assets attributed to
Investment Income
Net appreciation in fair value of investments	$8,745,300
Interest	283,170
Dividends	3,361,481
Dividends on AGLR Inc. common stock	4,833,502
17,223,453
Contributions
Participant	11,647,623
Employer	5,526,722
17,174,345

Total additions	34,397,798

Deductions
Deductions from net assets attributed to
Benefits paid to participants	22,388,045
Administrative expenses	114,093
Total deductions	22,502,138
Net increase	11,895,660
Net assets available for benefits
Beginning of year	233,052,646
End of year	$244,948,306

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. (the “Company”) Retirement Savings Plus Plan (the “RSP Plan”) is provided for general information purposes only. Participants should refer to the RSP Plan agreement for more complete information.

General
The RSP Plan was adopted effective January 1, 1986, to provide tax-deferred savings and matching employer contributions to eligible employees for their retirement. The RSP Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, all employees age 21 or older who have completed 30 days of service with the Company are eligible to participate in the RSP Plan.

Administration
The RSP Plan is administered by the Administrative Committee (the “Committee”) which is appointed by the Company’s Board of Directors. The Committee has the sole discretion and authority to interpret the provisions of the RSP Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the RSP Plan.

The Committee is authorized to employ agents, as they may require, to carry out the provisions of the RSP Plan. The expenses of the RSP Plan consist of disbursements, withdrawals and Princeton Retirement Group Retirement Trust transactions fees and loan issuance and maintenance charges. These expenses are paid by the RSP Plan's participants on a per transaction basis and are reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits.

The Committee has engaged a trustee to maintain a trust under which contributions to the RSP Plan are invested in various investment funds and the Company’s common stock. In addition, disbursements are made at the Committee’s request.

Effective May 1, 2002, the Board of Directors of the Company approved an amendment to the RSP Plan to allow RSP Plan participants to direct all balances, including funds invested in the Company’s stock, into any investment alternatives available under the RSP Plan.

Contributions

Employee Contributions: Participants may contribute up to 50% of compensation (as defined in the RSP Plan document) on a before tax basis. A participant also may contribute up to 10% of compensation on an after tax basis. The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the trustee of the RSP Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer.

Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”). The RSP Plan currently offers seven mutual funds, two common trust funds and the Company’s common stock as investment options for participants.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

Company Matching Contributions: Generally, on behalf of each participant who makes before tax contributions, the Company will make a matching contribution each payroll period. Except as noted below, the matching contribution will be equal to 65% of the participant’s before tax contributions; provided, that the matching contribution will apply only to before tax contributions which are up to 8% of the participant’s compensation. If a participant reached age 50 on or before July 1, 2000 and was an active participant in the Company’s defined benefit pension plan on that date, matching contributions will only be made up to 6% of the participant’s compensation until June 30, 2010, after which time the Company will match up to the first 8% of the participant’s total compensation. Prior to January 1, 2006, for any covered employee who was employed by NUI Corporation (or NUI subsidiaries), the matching contributions were equal to 60% of the participant’s before tax and after tax contributions, provided that the matching contributions were only applied to the aggregate amount of before tax contributions and after tax contributions which were up to 6% of the participant’s compensation. Beginning January 1, 2006, matching contributions to these participants are made in accordance with the general formula.

On November 30, 2004, the Company acquired all the outstanding shares of NUI and the two NUI 401(k) plans were frozen. Effective December 1, 2004, all NUI employees who participated in NUI’s 401(k) qualified defined contribution plans became eligible to participate in the RSP Plan. In March 2006, the IRS approved the termination of the NUI 401(k) plans and the process of final distribution of the plan assets to participants is underway.

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, are used to reduce future employer contributions. Forfeitures used totaled $31,771 and $57,706 in 2005 and 2004, respectively. Forfeitures available for future use as of December 31, 2005 were $6,080.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) RSP Plan earnings. Allocations are based on participant earnings or account balances as defined. A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting
All amounts are allocated to a participant’s before tax and after tax contributions account and rollover contribution account. A participant’s contribution is vested immediately. A participant’s matching contributions account is vested upon occurrence of any one of the following:

• Attainment of age 65 while employed by the Company
• Death while employed by the Company
• Permanent disablement while employed by the Company
• Completion of three years of vesting service

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

Partial vesting occurs during the three years of vesting service as follows:

Years of Vesting Service Completed by Employee	Percentage Vested of Matching Contributions
Less than 1 year	0%
1 years	50%
2 years	75%
3 years	100%

Participants must complete no less than 1,000 hours of service during the RSP Plan year before a year of vesting service is granted.

Individuals who previously participated in the Hourly Savings and Employee Savings Plans are vested at the earlier of age 55, completion of 5 years of service, retirement, death, disability, or termination due to Company ordered reductions in work force.

Individuals who previously participated in the System Thrift Plan are vested upon 60 months of participation, or upon the earlier of completion of five years of service or age 65.

Withdrawals
A participant’s after tax contributions may be withdrawn upon written request or upon a participant’s authorization on the Voice Response Unit or the website of the RSP Plan administrator. Participants also may be eligible for hardship withdrawals from their before tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements. An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59 1/2 (or has satisfied certain other criteria established in the IRC) at the time of withdrawal. Additionally, participants greater than age 59½ are permitted to take a distribution from the RSP Plan without an early withdrawal penalty.

Distributions
The RSP Plan provides that distributions may be made as soon as practicable after an employee’s death, disability, or separation from service. If the distribution is $1,000 or less, the Committee may make an immediate distribution without the consent of the participant. Otherwise, a participant may delay the distribution of his or her account until April 1 of the calendar year following the later of (i) the year in which the participant reaches age 70 ½ or (ii) the year in which the Participant retires.

Generally, a participant’s distribution will be made in a single sum of cash. To the extent a participant’s account is invested in AGL Resources common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources common stock (and cash representing any fractional share).

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

Distributions of cash or AGL Resources common stock from a participant’s account (other than amounts attributable to the participant’s after tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution. Such distributions will, generally, be subject to 20% income tax withholding.

Participant Loans
Participants may borrow from their participant accounts. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loans are generally repaid through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at fixed rates that range from 5 percent to 10.5 percent, based on the prime rate plus 1 percent. Interest is computed quarterly.

A participant may not have more than one loan outstanding at any time. In the event that a participant terminates employment for any reason (or otherwise ceases to be a party in interest), any outstanding plan loan will become due and payable in full at that time. However, the RSP Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a RSP Plan loan.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accounts of the RSP Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting except for benefits paid to participants which are recorded when paid.

Investment Valuation and Income Recognition

The RSP Plan's investments are stated at fair value. Quoted market prices received by the trustee are used to value investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

AGL Common Stock Fund
The AGL common stock is valued on the basis of the closing price per share on each business day as reported on the New York Stock Exchange.

Mutual Funds
Shares of mutual funds are valued at the reported net asset value of shares each business day.

Common Trust Funds
Units in common trust funds are valued at the unit value as reported by the trustee of the common trust fund on each valuation date.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

Loans
Loans to participants are valued at their outstanding balances, which approximates fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

3. Risks and Uncertainties

The RSP Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

4. Investments

The following presents the fair values of investments that represent 5 percent or more of the RSP Plan’s assets as of December 31, 2005 and 2004:

	Shares/Units		Amount
	2005	2004	2005	2004

AGL Resources Inc. Common Stock Fund	3,571,708	3,769,580	$124,331,166	$125,300,835
AIM Basic Value Fund	874,958	922,573	29,941,063	29,909,813
Janus Advisor Growth Fund	711,452	721,873	15,303,326	14,935,557
PIMCO Total Return Fund	1,226,504	1,105,478	12,878,290	11,795,448
INVESCO Stable Value Trust	13,504,414	11,622,542	13,504,414	11,622,542

The price of the Company’s common stock at December 31, 2005 and 2004 was $34.81 and $33.24, respectively.

Net appreciation in fair value of investments for the years ended December 31, 2005 was as follows:

AGL Resources Inc. Common Stock Fund	$5,723,511
Mutual funds	2,495,361
Common trust funds	526,428
Total	$8,745,300

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

5. Parties-In-Interest

ERISA defines a party-in-interest to include fiduciaries or employees of the RSP Plan, any person who provides service to the RSP Plan, an employee organization whose members are covered by the RSP Plan, a person who owns 50 percent or more of such an employer or employee association or relative of such persons. The RSP Plan allows participants to direct investments in the Company’s common stock and mutual funds managed by INVESCO and AIM who are affiliates of Princeton Retirement Group, the Trustee. In addition, loans to participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. The fair market value of investments as of December 31, 2005 and 2004 were as follows:

	2005	2004

INVESCO Stable Value Trust	$13,504,414	$11,622,542
INVESCO 500 Index Trust	11,423,242	9,768,953
AIM Basic Value Fund	29,941,063	29,909,813
AIM Small Cap Growth Fund	3,865,877	3,200,061
AGL Resources Inc. Common Stock Fund	124,331,166	125,300,835
Loans to Participants	5,902,729	5,835,564
Total	$188,968,491	$185,637,768

6. Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the RSP Plan to discontinue its contributions at any time and to terminate the RSP Plan subject to the provisions of ERISA. If the RSP Plan was terminated, the trustee would be instructed to continue and maintain separate plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the RSP Plan were allowable. In the event of the RSP Plan termination, participants would become 100 percent vested in their employer contributions.

7. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 24, 2003, that the RSP Plan and related trust are designed in accordance with applicable sections of the IRC. The RSP Plan has been amended since the IRS has made its determination. The RSP Plan administrator and tax counsel believe that the RSP Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Party-In-Interest	Identity of Issue	Description of Investment	Cost	Fair Value
	Common Trust Funds:
*	INVESCO Stable Value Trust	Money Market,
		13,504,414 Shares	$13,504,414	$13,504,414

*	INVESCO 500 Index Trust	S&P 500 Fund,
		350,837 Shares	9,519,935	11,423,242
		Total Common Trust	23,024,349	24,927,656
	Common Stock
*	AGL Resources Inc.	Common Stock,
		3,571,708 Shares	74,329,426	124,331,166

	Mutual Funds:
*	AIM Basic Value Fund	Growth and Income Fund,
		874,958 Shares	22,932,395	29,941,063

	Janus Advisor Growth Fund	Aggressive Growth Fund,
		711,452 Shares	13,265,450	15,303,326

	PIMCO Total Return	Fixed Income Security Fund,
		1,226,504 Shares	13,201,999	12,878,290

	American Balanced	Balanced Fund,
		450,544 Shares	7,713,615	8,028,689

	Janus Small Cap Value Investor Fund	Aggressive Growth Fund,
		291,506 Shares	8,059,451	8,092,203

	American Europacific Growth	Aggressive Growth Fund,
		263,652 Shares	8,839,886	10,836,106

*	AIM Small Cap Growth	Capital Appreciation Fund,
		140,526 Shares	3,491,716	3,865,877
		Total Mutual Funds	77,504,512	88,945,554

*	Loans to Participants	Various interest rates at
		Prime rate plus 1 percent	5,902,729	5,902,729

Total Assets Held for Investment Purposes			$180,761,016	$244,107,105
* See Note 5
SIGNATURE

The RSP Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 29, 2006	/s/ Andrew Evans
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm